

January 13, 2012

<u>Via E-mail</u>
Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

> **Re: NetSol Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed December 23, 2011**
> **File No. 333-177483**
>
> **Form 10-Q/A for the Quarterly Period Ended September 30, 2011**
> **Filed December 23, 2011**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed the above-referenced filings and your response letter dated December 23, 2011, and we have the following comments.

Form S-3

Exhibit 5.1: Legality Opinion

1.   We note the following limitations provided by counsel in its opinion: "We do not purport to be qualified to express an opinion with respect to the laws of any jurisdictions other than the laws of the State of California. We have for purposes of this opinion assumed that the laws of the States of Nevada and New York are identical in all relevant respects to the laws of the State of California. Accordingly, all of the opinions expressed below are limited to the laws of the State of California."   With respect to the equity securities being registered, counsel must opine on the corporate laws of Nevada, the company's state of incorporation. Accordingly, please file with your amended registration statement an opinion of qualified counsel opining under Nevada law with respect to the legality of the equity securities being registered. For guidance, please refer to Staff Legal Bulletin No. 19.

2.   In addition, please have counsel remove or explain the statement that the opinion letter may be relied upon by the company and "by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act solely for such purpose." Purchasers of securities in the offering are entitled to rely on the opinion, and accordingly, the opinion

should not be limited as to reliance. We again refer you again for guidance to Staff Legal Bulletin No. 19.

Please contact me at (202) 551-3483 with any questions. If you thereafter need assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Patti McGlasson, General Counsel
        Lynne Bolduc, Oswald & Yap LLP